

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 23, 2009

Via U.S. mail and facsimile

Mr. Timothy J. MacCarrick
Chief Financial Officer
Crane Co.
100 First Stamford Place
Stamford, Connecticut 06902

      RE: Form 10-K for the fiscal year ended December 31, 2008
             Form 10-Q for the period ended March 31, 2009
             Definitive Proxy Statement filed March 6, 2009
                File No. 1-1657

Dear Mr. MacCarrick:

      We have reviewed your response letter dated June 18, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

Note 2. Recent Accounting Pronouncements, page 6

2. We note your response to prior comment 2. Please also present the amount of comprehensive income attributable to common shareholders and the amount of comprehensive income attributable to noncontrolling interests separately on the face of your financial statements. Refer to paragraphs 38(a), A5, and B65 of ARB 51, as amended by SFAS 160.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief